UNITED STATES SECURITIES AND ESCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

EMERALD DAIRY INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

29089G 10 7
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☐ Rule 13d-1(b) ☒ Rule 13d-1(c) ☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 29089G 10
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). John V. Winfield
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,240,373(1)(3)
	6.	Shared Voting Power 2,633,283(2)
	7.	Sole Dispositive Power 1,240,373(1)(3)
	8.	Shared Dispositive Power 2,633,283(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,369,181(3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) _____
11.	Percent of Class Represented by Amount in Row (9) 9.9%
12.	Type of Reporting Person (See Instructions) IN

(1)  Consists of (a) warrants to purchase 833,811 shares of Common Stock at an exercise price of $1.50 per share which expire on August 12, 2011, (b) warrants to purchase 262,850 shares of Common Stock at an exercise price of $1.63 per share which expire on December 31, 2012, (c) warrants to purchase 75,000 shares of Common Stock at an exercise price of $1.63 per share which expire on June 20, 2013, and (d) warrants to purchase 68,712 shares of Common Stock at an exercise price of $2.04 per share which expire on August 11, 2012.

(2)  Consists of (a) 2,466,783 shares held by John V. Winfield Family Trust DTD 12/10/1998, (b) 50,000 shares held by John V. Winfield IRA 1, (c) 22,000 shares held by John V. Winfield IRA 2, (d) 52,500 shares held by John V. Winfield IRA 3, and (e) 42,000 shares held by John V. Winfield IRA 4.  John V. Winfield is the Trustee of John V. Winfield Family Trust DTD 12/10/1998 and has sole voting and investment power over the shares owned thereby.  Mr. Winfield disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.  Mr. Winfield has sole voting and investment power over the shares owned by John V. Winfield IRA 1, John V. Winfield IRA 2, John V. Winfield IRA 3, and John V. Winfield IRA 4.  Mr. Winfield disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

(3)  The warrants described in note (1) above are subject to agreements with the Issuer that they cannot be exercised at any time when the result would be to cause the holder to beneficially own more than 9.9% of the Issuer’s Common Stock.

CUSIP No. 29089G 10
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). John V. Winfield Family Trust DTD 12/10/1998
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,466,783
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,466,783
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,466,783
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)_____
11.	Percent of Class Represented by Amount in Row (9) 7.2%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 29089G 10
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). John V. Winfield IRA 1
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 50,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 50,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)_____
11.	Percent of Class Represented by Amount in Row (9) Less than 1%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 29089G 10
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). John V. Winfield IRA 2
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 22,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 22,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)_____
11.	Percent of Class Represented by Amount in Row (9) Less than 1%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 29089G 10
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). John V. Winfield IRA 3
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 52,500
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 52,500
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,500
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)_____
11.	Percent of Class Represented by Amount in Row (9) Less than 1%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 29089G 10
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). John V. Winfield IRA 4
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 42,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 42,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)_____
11.	Percent of Class Represented by Amount in Row (9) Less than 1%
12.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13G

The Reporting Persons named in Item 2 below are hereby collectively filing this Schedule 13G (this “Statement”) because due to certain relationships among the Reporting Persons, such Reporting Persons may be deemed to beneficially own the same securities directly acquired by one of the Reporting Persons from the Issuer named in Item 1 below.  In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons named in Item 2 below have executed a written agreement relating to the collective filing of this Statement, a copy of which is annexed hereto as Exhibit 1.

Item 1.

(a)	Name of Issuer

Emerald Dairy Inc.

(b)	Address of Issuer’s Principal Executive Offices

11990 Market Street, Suite 205, Reston, Virginia 20190

Item 2.

(a)	Name of Persons Filing

This Statement is filed by the entities and persons listed below, who are referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”

John V. Winfield

John V. Winfield Family Trust DTD 12/10/1998

John V. Winfield IRA 1

John V. Winfield IRA 2

John V. Winfield IRA 3

John V. Winfield IRA 4

John V. Winfield is the Trustee of John V. Winfield Family Trust DTD 12/10/1998 and has sole voting and investment power over the shares owned thereby.  Mr. Winfield disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

Mr. Winfield has sole voting and investment power over the shares owned by John V. Winfield IRA 1, John V. Winfield IRA 2, John V. Winfield IRA 3, and John V. Winfield IRA 4.  Mr. Winfield disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

(b)	Address of Principal Business Office or, if none, Residence

The address of each of the Reporting Persons is c/o John V. Winfield, 600 Sarbonne Road, Belair, CA, 90077.

(c)	Citizenship

Citizenship is as set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

(d)	Title of Class of Securities

Common Stock, par value $0.001 per share

(e)	CUSIP Number

29089G 10 7

Item 3.

Item 3(a) – (j) are not applicable

Item 4.  Ownership.

The information required by Item 4(a) – (c) is set forth in Rows 5 through 11 on the cover page for each Reporting Person hereto and is incorporated herein by reference.

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.  Identification and Classification of Members of the Group

Not applicable

Item 9.  Notice of Dissolution of Group.

Not applicable

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the Securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct

Date:  February 14, 2011

/s/ John V. Winfield
John V. Winfield

JOHN V. WINFIELD FAMILY TRUST DTD 12/10/98
By:	/s/ John V. Winfield
Name: John V. Winfield
Title: Trustee

JOHN V. WINFIELD IRA 1
By:	/s/ John V. Winfield
Name: John V. Winfield
Title: Authorized Signatory

JOHN V. WINFIELD IRA 2
By:	/s/ John V. Winfield
Name: John V. Winfield
Title: Authorized Signatory

JOHN V. WINFIELD IRA 3
By:	/s/ John V. Winfield
Name: John V. Winfield
Title: Authorized Signatory

JOHN V. WINFIELD IRA 4
By:	/s/ John V. Winfield
Name: John V. Winfield
Title: Authorized Signatory

EXHIBIT 1

to

SCHEDULE 13G/A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G/A filed with the Securities Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the securities described therein is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute on and the same instrument.

Dated: February 14, 2011

/s/ John V. Winfield
John V. Winfield

JOHN V. WINFIELD FAMILY TRUST DTD 12/10/98
By:	/s/ John V. Winfield
Name: John V. Winfield
Title: Trustee

JOHN V. WINFIELD IRA 1
By:	/s/ John V. Winfield
Name: John V. Winfield
Title: Authorized Signatory

JOHN V. WINFIELD IRA 2
By:	/s/ John V. Winfield
Name: John V. Winfield
Title: Authorized Signatory

JOHN V. WINFIELD IRA 3
By:	/s/ John V. Winfield
Name: John V. Winfield
Title: Authorized Signatory

JOHN V. WINFIELD IRA 4
By:	/s/ John V. Winfield
Name: John V. Winfield
Title: Authorized Signatory